Exhibit 12

CENTERPOINT ENERGY, INC. AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31,
	2017	2016
	(in millions, except ratios)
Net income	$192	$154
Equity in earnings of unconsolidated affiliates, net of distributions	2	14
Income tax expense	107	86
Capitalized interest	(2)	(2)
	299	252

Fixed charges, as defined:

Interest	98	111
Capitalized interest	2	2
Interest component of rentals charged to operating expense	1	1
Total fixed charges	101	114

Earnings, as defined	$400	$366

Ratio of earnings to fixed charges	3.96	3.21